Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Opfikon, Switzerland, 31 January 2025 - 07:00 CET

Sunrise reminds of upcoming end of free ADS cancellation period

In the context of the spin-off of Sunrise in November 2024, Sunrise shares were initially distributed in the form of American Depositary Shares (ADSs). Since the completion of the spin-off, Sunrise ADS holders have been and continue to be entitled to cancel the Sunrise ADSs and demand delivery of the underlying Sunrise shares and deposit such shares with a bank, broker or other nominee capable of holding and trading the Sunrise shares on SIX Swiss Exchange.

The three-month period during which holders of Sunrise ADSs who cancel their Sunrise ADSs and demand delivery of the underlying Sunrise shares do not have to pay cancellation fees of up to $0.05 per Sunrise ADS will expire on 11 February 20251.

As of 28 January 2025, c. 67% of the Class A ADS and c. 98% of the Class B ADS have been cancelled2 with the remaining outstanding ADSs representing c. 31% of Sunrise’s share capital as of the spin-off.

For further information, please refer to the Sunrise Investor Relations page.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations +41 58 777 76 66 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications Ltd. («Sunrise») is Switzerland’s leading challenger, with a strong number two position in the Swiss telecommunications market and is listed on SIX Swiss Exchange (SUNN).

By providing the most comprehensive fixed network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation.

At the end of September 2024, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and 1.0 million enhanced TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,600 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of our customers.

[1]	Holders of Sunrise ADSs will be responsible for paying any taxes or other expenses in connection with such cancellation before or after 11 February 2025.
[2]	Net of ADS issuances, both across the restricted and unrestricted programs.